Exhibit (a)(4)

PLEASE NOTE THAT THIS EMAIL WAS DIRECTED TO ALLOS EMPLOYEES AND DOES NOT RELATE TO TENDERS BY OTHER ALLOS STOCKHOLDERS.

ACTION REQUIRED – ELECTION FOR THE TENDER OFFER

Dear Allos Employees:

Merrill Lynch has mailed the instructions and materials regarding the Tender Offer to your home address. This information requires you to make an election whether to tender your shares under the terms of the Tender Offer. You have until May 8, 2012 to make your election; however, we strongly encourage you to make this election immediately.

To expedite the election process with Merrill Lynch, please contact the Merrill Lynch branch office directly at (            )             -             between the hours of 7:30 – 3:30 PST and advise them that you need to make an election regarding the Tender Offer. Merrill Lynch will request your account number located at the top right of the cover letter you received in the mail. Once they have located your account, they will confirm your election.

IMPORTANT INFORMATION FOR ESPP PARTICIPANTS for purchase dates of 06/30/2009 and prior:

Shares purchased through the ESPP plan on or prior to 6/30/2009 were deposited into your account with Morgan Stanley. If you still have shares with Morgan Stanley, you should have received the Tender Offer instructions and materials directly from Morgan Stanley. Please note that you must make a separate election whether to tender these shares held with Morgan Stanley. To expedite the election process with Morgan Stanley, please contact                                  at (      )       -        . Please note that there may be Morgan Stanley account fees outstanding on your account, which             is currently attempting to have removed.